FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 21, 2003

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 7.   Financial Statements and Exhibits

(c)   The following exhibit is furnished herewith

      99.1   News release of Electronic Data Systems Corporation ("EDS") dated March 21, 2003.

Item 9.   Regulation FD Disclosure

On March 21, 2003, EDS issued a news release regarding the financial impact of its obligations under former Chairman and Chief Executive Officer Richard H. Brown's employment agreement. A copy of the news release is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

March 21, 2003   By: /S/ D. GILBERT FRIEDLANDER
                                         D. Gilbert Friedlander, Senior Vice
                                         President, General Counsel and Secretary

Exhibit 99.1





<u>**CONTACT:**</u>
Jeff Baum
972-797-9495
<u>jeffrey.baum@eds.com</u>

FOR RELEASE TIME 8:00 A.M. CT, FRIDAY, MARCH 21, 2003

EDS releases details of former Chairman and CEO Dick Brown's severance

PLANO, Texas – In connection with the management change announced yesterday, EDS today reported the financial impact of its obligations under former Chairman and CEO Dick Brown's employment agreement. The agreement, entered into in December 1998, was part of attracting Mr. Brown to EDS from Cable and Wireless plc.

The principal components of the severance obligation are as follows:

- $12.4 million in a cash payment.

- Vesting of 344,000 previously awarded deferred stock units valued at $5.4 million, based on yesterday's closing price of $15.77.

- Retirement benefits with a present value of $19.6 million, to be paid in monthly installments. These benefits were scheduled to vest in December 2003.

- Continuation of certain other benefits and acceleration of unvested stock options.

As a result of the severance obligation, EDS will record a one-time compensation expense of approximately $.06 per share in the first quarter of 2003.

About EDS

EDS, the leading global services company, provides strategy, implementation and hosting for clients managing the business and technology complexities of the digital economy. EDS brings together the world's best technologies to address critical client business imperatives. It helps clients eliminate boundaries, collaborate in new ways, establish their customers' trust and continuously seek improvement. EDS, with its management-consulting subsidiary, A.T. Kearney, serves the world's leading companies and governments in 60 countries. EDS reported revenues of $21.5 billion in 2002. The company's stock is traded on the New York Stock Exchange (NYSE: EDS) and the London Stock Exchange. Learn more at www.eds.com.